UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 4, 2015

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second-Quarter Results and Declares Quarterly Dividend,” dated August 4, 2015.

Exhibit

1.	Press Release dated August 4, 2015

Textainer Group Holdings Limited

Reports Second-Quarter Results and Declares

Quarterly Dividend

HAMILTON, Bermuda – (BUSINESS WIRE) – August 4, 2015 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, reported second-quarter 2015 results.

Financial and Business Highlights

•	Lease rental income of $128.3 million for the quarter, an increase of 3.8 percent from the prior year quarter;

•	Net income attributable to Textainer Group Holdings Limited common shareholders of $40.3 million for the quarter, or $0.70 per diluted common share;

•	Adjusted net income(1) of $37.7 million for the quarter, or $0.66 per diluted common share;

•	Adjusted EBITDA(1) of $111.0 million for the quarter, an increase of 5.0 percent from the prior year quarter;

•	Utilization remained at very high levels, averaging 97.3 percent for the quarter and is currently at 96.6 percent;

•	Continued strong pace of expansion with more than $570 million of capex for lease-out in 2015;

•	Total fleet size of 3.3 million Twenty-Foot Equivalent Units (“TEU”), the largest in the industry, a year-over-year increase of 7.1 percent; and

•	A quarterly dividend of $0.47 per share was declared.

“Lease rental income grew 3.8 percent to $128 million from the prior year quarter due primarily to the increase in our fleet size and higher year-over-year utilization,” commented Philip K. Brewer, President and Chief Executive Officer of Textainer. “Adjusted EBITDA also grew, increasing 5.0 percent to $111 million. These solid results provided an annualized adjusted return on equity of 12.6 percent, even more impressive when considering we have relatively low leverage of 2.4x.”

“The demand for containers this year has been below our expectations. Additionally, new and used container prices have continued to decline resulting in lower rental rates and gains on container sales. On the other hand, our average interest rate for the quarter declined by 50 basis points from the prior year quarter as a result of recent refinancings. Our utilization has remained high and we have minimized storage expenses in part due to record sales of older containers, having sold more than 95,000 TEU through the end of the second quarter. We have invested more than $570 million for lease-out in 2015, purchasing more than 225,000 TEU of new and used containers, and maintained our position as the world’s largest container leasing company,” concluded Mr. Brewer.

Key Financial Information (in thousands except for per share and TEU amounts):

	Q2 QTD			Q2 YTD
	2015	2014	% Change	2015	2014	% Change
Total revenues	$138,165	$139,538	-1.0%	$277,316	$274,960	0.9%
Income from operations	$62,839	$65,473	-4.0%	$128,922	$129,813	-0.7%
Net income attributable to Textainer Group Holdings Limited common shareholders	$40,261	$33,013	22.0%	$75,566	$92,662	-18.4%
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.70	$0.58	20.7%	$1.32	$1.62	-18.5%
Adjusted net income(1)	$37,725	$40,155	-6.1%	$78,273	$99,276	-21.2%
Adjusted net income per diluted common share(1)	$0.66	$0.70	-5.7%	$1.37	$1.74	-21.3%
Adjusted EBITDA(1)	$111,027	$105,718	5.0%	$221,846	$209,130	6.1%
Average fleet utilization	97.3%	95.3%	2.1%	97.6%	94.8%	3.0%
Total fleet size at end of period (TEU)	3,276,509	3,059,657	7.1%
Owned percentage of total fleet at end of period	79.7%	76.7%	3.9%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before charges to interest expense for the write-off of unamortized debt issuance costs related to refinancing of debt, unrealized (gains) losses on interest rate swaps, collars and caps, net and the related impact of reconciling items on income tax expense and net income attributable to the non-controlling interests (“NCI”). “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized (gains) losses on interest rate swaps, collars and caps, net, income tax expense (benefit), net income attributable to the NCI, depreciation expense and container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Second-Quarter Results

Textainer’s second-quarter results benefited from higher lease rental income due to an increase in our owned container fleet size and an increase in utilization, which also resulted in lower direct container expense. Textainer benefited from lower interest expense primarily due to interest savings from debt refinancings. These factors were offset by an increase in depreciation expense due to the larger owned fleet, lower per diem rental rates and lower gains on sale of containers, net. The Company’s prior year six month results also included a one-time $22.7 million discrete income tax benefit following the completion of an IRS examination.

Dividend

On July 28, 2015, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on Textainer’s issued and outstanding common shares, payable on August 25, 2015 to shareholders of record as of August 14, 2015.

Outlook

“We have not seen a traditional peak season and remain cautious about container demand during the second half of the year. We expect a further slight decline in utilization during the second half of the year and we do not expect the competitive environment to wane. Given the outlook for steel prices, ample manufacturing capacity and muted demand, new container prices are not expected to increase in the near term and are likely to fall further. With low new prices and increasing quantities of containers being put to disposal, used container prices will also remain under pressure,” continued Mr. Brewer.

“We are well positioned with the largest fleet and lowest operating costs in the industry. We continue to grow our fleet, 84% of which is subject to finance leases or long-term leases with an average remaining term of 39 months. As we have been a consistent buyer of containers over the years, only 6% of our term lease fleet will mature this year.”

“We continue to reduce our interest expense even though the absolute level of our outstanding debt increases. Our growing fleet, declining cost of funds and high utilization have offset some of the decline in rental rates and sales prices and enabled us to continue to deliver solid results. While we do not expect an improvement in market conditions during the second half of 2015, we are well positioned to deliver above average returns and solid financial results in this environment,” concluded Mr. Brewer.

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Tuesday, August 4, 2015 to discuss Textainer’s second quarter 2015 results. An archive of the Webcast will be available one hour after the live call through August 3, 2016. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 40205187. To access the live Webcast or archive, please visit Textainer’s investor website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size with a total of 2.2 million containers representing more than 3.2 million TEU in our owned and managed fleet. We lease containers to over 400 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest purchasers of new and used containers with annual capital expenditures of $800 million to $1 billion or more. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sell 100,000 or more containers per year to more than 1,100 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and 400 depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s expectation that there will be a further slight decline in utilization during the second half of the year and that the competitive environment will not wane; (ii) Textainer’s expectation that, given the outlook for steel prices, ample manufacturing capacity and muted demand, new container prices will not increase in the near term and are likely to fall further; (iii) Textainer’s belief that, with low new prices and increasing quantities of containers being put to disposal, used container prices will also remain under pressure; and (iv) Textainer’s belief that there will not be an improvement in market conditions during the second half of 2015 and that it is well positioned to deliver above average returns and solid financial results in this environment. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand were to decrease due to increased barriers to trade or political or economic factors, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information—Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2015.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Six Months Ended June 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2015		2014		2015		2014
Revenues:
Lease rental income		$128,342		$123,635		$257,588		$244,289
Management fees		4,010		4,380		8,027		8,781
Trading container sales proceeds		4,220		7,713		9,052		14,553
Gains on sale of containers, net		1,593		3,810		2,649		7,337

Total revenues		138,165		139,538		277,316		274,960

Operating expenses:
Direct container expense		9,965		13,832		19,169		26,114
Cost of trading containers sold		3,916		7,479		8,608		14,554
Depreciation expense and container impairment		49,358		42,125		96,327		82,540
Amortization expense		1,167		905		2,334		1,858
General and administrative expense		7,275		6,533		14,495		13,232
Short-term incentive compensation expense		719		812		1,438		1,507
Long-term incentive compensation expense		1,810		1,652		3,481		3,210
Bad debt expense, net		1,116		727		2,542		2,132

Total operating expenses		75,326		74,065		148,394		145,147

Income from operations		62,839		65,473		128,922		129,813

Other (expense) income:
Interest expense		(19,265)		(26,685)		(38,660)		(48,874)
Interest income		24		29		63		59
Realized losses on interest rate swaps, collars and caps, net		(3,228)		(2,545)		(6,094)		(4,567)
Unrealized gains (losses) on interest rate swaps, collars and caps, net		3,326		(1,377)		(2,675)		(861)
Other, net		13		(1)		13		(8)

Net other expense		(19,130)		(30,579)		(47,353)		(54,251)

Income before income tax and noncontrolling interests		43,709		34,894		81,569		75,562
Income tax (expense) benefit		(1,151)		(790)		(2,635)		19,515

Net income		42,558		34,104		78,934		95,077
Less: Net income attributable to the noncontrolling interests	(2,297)		(1,091)		(3,368)		(2,415)

Net income attributable to Textainer Group Holdings Limited common shareholders	$40,261		$33,013		$75,566		$92,662

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.71		$0.58		$1.33		$1.64
Diluted	$0.70		$0.58		$1.32		$1.62
Weighted average shares outstanding (in thousands):
Basic	56,990		56,687		56,985		56,668
Diluted	57,160		57,136		57,169		57,142
Other comprehensive income:
Foreign currency translation adjustments		(4)		17		(119)		48

Comprehensive income		42,554		34,121		78,815		95,125
Comprehensive income attributable to the noncontrolling interests		(2,297)		(1,091)		(3,368)		(2,415)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$40,257		$33,030		$75,447		$92,710

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2015 and December 31, 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$92,694	$107,067
Accounts receivable, net of allowance for doubtful accounts of $13,866 and $12,139 at 2015 and 2014, respectively	99,491	91,866
Net investment in direct financing and sales-type leases	92,008	89,003
Trading containers	6,834	6,673
Containers held for sale	32,855	25,213
Prepaid expenses and other current assets	15,264	17,593
Deferred taxes	2,084	2,100

Total current assets	341,230	339,515
Restricted cash	42,482	60,310
Containers, net of accumulated depreciation of $740,750 and $685,667 at 2015 and 2014, respectively	3,747,902	3,629,882
Net investment in direct financing and sales-type leases	291,517	280,002
Fixed assets, net of accumulated depreciation of $9,472 and $9,139 at 2015 and 2014, respectively	1,490	1,385
Intangible assets, net of accumulated amortization of $33,302 and $30,968 at 2015 and 2014, respectively	22,657	24,991
Interest rate swaps, collars and caps	1,244	1,568
Other assets	21,874	21,324

Total assets	$4,470,396	$4,358,977

Liabilities and Equity
Current liabilities:
Accounts payable	$7,032	$5,652
Accrued expenses	8,632	11,935
Container contracts payable	36,158	63,323
Other liabilities	304	317
Due to owners, net	8,779	11,003
Term loan	31,600	31,600
Bonds payable	59,974	59,959

Total current liabilities	152,479	183,789
Revolving credit facilities	963,646	944,790
Secured debt facilities	1,155,600	1,017,100
Term loan	424,300	444,100
Bonds payable	468,436	498,428
Interest rate swaps, collars and caps	4,570	2,219
Income tax payable	8,417	7,696
Deferred taxes	6,724	5,675
Other liabilities	2,669	2,815

Total liabilities	3,186,841	3,106,612

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 57,001,029 and 56,863,094 at 2015 and 2014, respectively	565	565
Additional paid-in capital	382,405	378,316
Accumulated other comprehensive income	(162)	(43)
Retained earnings	835,709	813,707

Total Textainer Group Holdings Limited shareholders’ equity	1,218,517	1,192,545
Noncontrolling interest	65,038	59,820

Total equity	1,283,555	1,252,365

Total liabilities and equity	$4,470,396	$4,358,977

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2015	2014
Cash flows from operating activities:
Net income	$78,934	$95,077

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and container impairment	96,327	82,540
Bad debt expense, net	2,542	2,132
Unrealized losses on interest rate swaps, collars and caps, net	2,675	861
Amortization of debt issuance costs and accretion of bond discount	4,219	12,150
Amortization of intangible assets	2,334	1,858
Gains on sale of containers, net	(2,649)	(7,337)
Share-based compensation expense	3,801	3,706
Changes in operating assets and liabilities	(10,996)	(29,281)

Total adjustments	98,253	66,629

Net cash provided by operating activities	177,187	161,706

Cash flows from investing activities:
Purchase of containers and fixed assets	(370,524)	(289,920)
Proceeds from sale of containers and fixed assets	59,964	68,376
Receipt of payments on direct financing and sales-type leases, net of income earned	49,430	34,107

Net cash used in investing activities	(261,130)	(187,437)

Cash flows from financing activities:
Proceeds from revolving credit facilities	159,177	100,440
Principal payments on revolving credit facilities	(140,321)	(164,706)
Proceeds from secured debt facilities	160,000	341,500
Principal payments on secured debt facilities	(21,500)	(30,000)
Proceeds from term loan	—	500,000
Principal payments on term loan	(19,800)	—
Principal payments on bonds payable	(30,115)	(721,337)
Decrease in restricted cash	17,828	32,297
Debt issuance costs	(4,154)	(2,053)
Issuance of common shares upon exercise of share options	194	1,503
Excess tax benefit from share-based compensation awards	94	1,266
Capital contributions from noncontrolling interests	1,850	2,250
Dividends paid	(53,564)	(53,272)

Net cash provided by financing activities	69,689	7,888

Effect of exchange rate changes	(119)	48

Net decrease in cash and cash equivalents	(14,373)	(17,795)
Cash and cash equivalents, beginning of the year	107,067	120,223

Cash and cash equivalents, end of period	$92,694	$102,428

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and six months ended June 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three and six months ended June 30, 2015 and 2014, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized (gains) losses on interest rate swaps, collars and caps, net, income tax expense (benefit), net income attributable to the noncontrolling interests (“NCI”), depreciation expense and container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized debt issuance costs, unrealized (gains) losses on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net income attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized debt issuance costs, unrealized (gains) losses on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized (gains) losses will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(Dollars in thousands) (Unaudited)		(Dollars in thousands) (Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$40,261	$33,013	$75,566	$92,662
Adjustments:
Write-off of unamortized debt issuance costs	160	6,424	458	6,424
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(3,326)	1,377	2,675	861
Impact of reconciling items on income tax expense	154	(261)	(108)	(244)
Impact of reconciling item on net income attributable to the noncontrolling interests	476	(398)	(318)	(427)

Adjusted net income	$37,725	$40,155	$78,273	$99,276

Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.70	$0.58	$1.32	$1.62
Adjustments:
Write-off of unamortized debt issuance costs	—	0.11	0.01	0.11
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(0.05)	0.02	0.05	0.02
Impact of reconciling items on income tax expense	—	—	—	—
Impact of reconciling item on net income attributable to the noncontrolling interests	0.01	(0.01)	(0.01)	(0.01)

Adjusted net income per diluted common share	$0.66	$0.70	$1.37	$1.74

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(Dollars in thousands) (Unaudited)		(Dollars in thousands) (Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$40,261	$33,013	$75,566	$92,662
Adjustments:
Interest income	(24)	(29)	(63)	(59)
Interest expense	19,265	26,685	38,660	48,874
Realized losses on interest rate swaps, collars and caps, net	3,228	2,545	6,094	4,567
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(3,326)	1,377	2,675	861
Income tax expense (benefit)	1,151	790	2,635	(19,515)
Net income attributable to the noncontrolling interests	2,297	1,091	3,368	2,415
Depreciation expense and container impairment	49,358	42,125	96,327	82,540
Amortization expense	1,167	905	2,334	1,858
Impact of reconciling items on net income attributable to the noncontrolling interests	(2,350)	(2,784)	(5,750)	(5,073)

Adjusted EBITDA	$111,027	$105,718	$221,846	$209,130

Net cash provided by operating activities			$177,187	$161,706
Adjustments:
Bad debt expense, net			(2,542)	(2,132)
Amortization of debt issuance costs and accretion of bond discount			(4,219)	(12,150)
Gains on sale of containers, net			2,649	7,337
Share-based compensation expense			(3,801)	(3,706)
Interest income			(63)	(59)
Interest expense			38,660	48,874
Realized losses on interest rate swaps, collars and caps, net			6,094	4,567
Income tax expense (benefit)			2,635	(19,515)
Changes in operating assets and liabilities			10,996	29,281
Impact of reconciling items on net income attributable to the noncontrolling interests			(5,750)	(5,073)

Adjusted EBITDA			$221,846	$209,130

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2015

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer